UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☑ Check box if Amendment is material and investors must reconfirm within five business days. Company conducted an intermediate closing of the offering, has extended the offering closing date, and updated its campaign page.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Kind Collection, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    California

    Date of organization
    September 7, 2018

Physical address of issuer
363 Monticello Street, San Francisco, CA, US

Website of issuer
http://www.juna-world.com

Name of intermediary through which the offering will be conducted
OpenDeal Portal LLC dba "Republic"

CIK number of intermediary
0001751525

SEC file number of intermediary
007-00167

CRD number, if applicable, of intermediary
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
6% of the amount raised in the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will receive a Security-compensation equal to 2% of the total number of Securities sold in the Offering.

Type of security offered
Crowd SAFE

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
August 1, 2020

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end 2019	Prior fiscal year-end 2018
Total Assets	$158,242	$295,807
Cash & Cash Equivalents	$64,070	$180,091
Accounts Receivable	$14,941	$115,716
Short-term Debt	$2,290	$38,132
Long-term Debt	$10,000	$10,000
Revenues/Sales	$166,717	$282,477
Cost of Goods Sold	$144,209	$115,409
Taxes Paid	$0.00	$23,079
Net Income (Loss)	$(116,723)	$28,595

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Jewel Zimmer
(Signature)

Jewel Zimmer
(Name)

CEO, Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jewel Zimmer
(Signature)

Jewel Zimmer
(Name)

CEO, Director
(Title)

4/21/2020
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A Offering Memorandum
EXHIBIT B: Disclaimers
EXHIBIT C: Financials
EXHIBIT D: Offering Page
EXHIBIT E: Form of Security

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)

April 21, 2020

Kind Collection, Inc.



Up to 1,070,000 of Crowd SAFE

Kind Collection, Inc. ("**Juna**", the "**Company**," "**we**," "**us**", or "**our**"), is offering up to 1,070,000 worth of Crowd SAFE of the Company (the "**Securities**"). Purchasers of Securities are sometimes referred to herein as "Investors". The minimum target offering is $25,000 (the "**Target Amount**"). The Company intends to raise at least the Target Offering amount and up to $1,070,000 from Investors in the offering of Securities described in this Form C (this "**Offering**"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by August 1, 2020 ("**Offering Deadline**"). Unless the Company raises at least the Target Amount under the Regulation CF Offering by the Offering Deadline no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete the purchase process through the Intermediary's portal. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by a Investor and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Ongoing Reporting
Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at http://www.juna-world.com

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.republic co/juna

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety. The Business' predecessor was Kind Collection LLC ("**Predecessor**"). The Predecessor was incorporated in Delaware on October 2, 2017. Company decided to incorporate in its home state of California in order to raise money and issue stock.

Kind Collection, Inc. is a California Corporation incorporated on September 7, 2018

The Company is located at 363 Monticello Street, San Francisco, CA, US

The Company's website is http://www.juna-world.com

The Company conducts business in All US states except Nebraska.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/juna and is attached as Exhibit D to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of units of Crowd SAFEs being offered	$25,000
Total units of Crowd SAFEs (outstanding after Offering (if minimum amount reached)	25,000*
Maximum amount of units of Crowd SAFEs being offered	$1,070,000
Total units of Crowd SAFEs outstanding after Offering (if maximum amount reached)	1,070,000*
Purchase price per Security	1.00
Minimum investment amount per investor	$100+
Offering deadline	August 1, 2020

Use of proceeds	See the description of the use of proceeds on page 20 hereof.
Voting Rights	See the description of the voting rights on page 30.

*The total number of Crowd SAFEs outstanding is subject to increase in an amount equal to the Intermediary's fee of 2% of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs, and may offer alternative Minimum Individual Purchase Amount.

The Offering is being made through Open Deal, LLC dba Republic (the "Intermediary"). The Intermediary will be entitled to receive 2.0% of the Securities being issued in this Offering. related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100.00	$6.00	$94.00
Aggregate Target Offering Amount	$25,000.00	$1,500.00	$23,500.00
Aggregate Maximum Offering Amount	$1,070,00.00	$64,200.00	$1,005,800

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   The Intermediary will receive 2.0% of the Securities being issued in this Offering in connection with the Offering.
(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their

early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Changes in government regulation could adversely impact our business.
The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or Congress may attempt to change the classification of or change the way

that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company is subject to high compliance and regulatory requirements

Although the company does not sell or distribute cannabis directly, a part of its business model is dependent on those that do. While the company is unlikely to face direct federal pressure, its entire business model is at risk if federal or state laws change for medical (or recreational) cannabis use. Medical-use cannabis remains illegal under federal law, and therefore, strict enforcement of federal laws regarding medical-use cannabis would prevent us from executing our business plan. Cannabis is a Schedule I controlled substance under the Controlled Substances Act ("CSA"). Even in those jurisdictions in which the manufacture and use of medical cannabis has been legalized at the state level, the possession, use and cultivation all remain violations of federal law that are punishable by imprisonment and substantial fines. Moreover, individuals and entities may violate federal law if they intentionally aid and abet another in violating these federal controlled substance laws, or conspire with another to violate them. The U.S. Supreme Court has ruled in United States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich that it is the federal government that has the right to regulate and criminalize cannabis, even for medical purposes. We would be unable to execute our business plan if the federal government were to strictly enforce federal law regarding cannabis. The U.S. Department of Justice, under the Obama administration, issued memoranda, including the so-called "Cole Memo" on August 29, 2013, characterizing enforcement of federal cannabis prohibitions under the CSA to prosecute those complying with state regulatory systems allowing the use, manufacture and distribution of medical cannabis as an inefficient use of federal investigative and prosecutorial resources when state regulatory and enforcement efforts are effective with respect to enumerated federal enforcement priorities under the CSA. In the "Cole Memo," the U.S. Department of Justice provided guidance to all federal prosecutors indicating that federal enforcement of the CSA against cannabis-related conduct should be focused on eight priorities, which are to prevent: (1) distribution of cannabis to minors; (2) revenue from sale of cannabis to criminal enterprises, gangs and cartels; (3) transfer of cannabis from states where it is legal to states where it is illegal; (4) cannabis activity from being a pretext for trafficking of other illegal drugs or illegal activity; (5) violence or use of firearms in cannabis cultivation and distribution; (6) drugged driving and adverse public health consequences from cannabis use; (7) growth of cannabis on federal lands; and (8) cannabis possession or use on federal property. In addition, Congress enacted an omnibus spending bill for fiscal year 2016 including a provision prohibiting the U.S. Department of Justice (which includes the DEA) from using funds appropriated by that bill to prevent states from implementing their medical-use cannabis laws. This provision, however, was effective only until April 28, 2017 and must be renewed by Congress. In USA vs. McIntosh, the United States Court of Appeals for the Ninth Circuit held that this provision prohibits the U.S. Department of Justice from spending funds from relevant appropriations acts to prosecute individuals who engage in conduct permitted by state medical-use cannabis laws and who strictly comply with such laws. However, the Ninth Circuit's opinion, which only applies to the states of Alaska, Arizona, California, Hawaii, and Idaho, also held that persons who do not strictly comply with all state laws and regulations regarding the distribution, possession and cultivation of medical-use cannabis have engaged in conduct that is unauthorized, and in such instances the U.S. Department of Justice may prosecute those individuals. Any changes in state or local laws that reduce or eliminate the ability to cultivate and produce medical-use cannabis would negatively impact our business in a material way. Adverse independent decisions by federal officials, organizations and agencies regarding enforcement tactics and interpretations of Federal Law and guidance documents may negatively impact our business in a material way.

Laws and Regulations affecting the regulated cannabis industry are constantly changing, which could materially and adversely affect our proposed operation and growth.
Local, state and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. It is also possible that regulations may be enacted in the future that will be directly applicable to our proposed business. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Product safety concerns could negatively affect the Company's business
The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations, public debate, and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Risks Related to the Securities

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from registration under applicable federal and state securities laws. Investors, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions with respect to securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline. The Company has the right to end the Offering early.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early. If the Offering reaches its Target Amount after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to the Investor 5 business days' prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and would be required to enter into a proxy that allows the Intermediary to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stock holders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit E.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Crowd SAFE agreement. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any preferred stock holders, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide-mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Crowd SAFE agreement, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Crowd SAFE agreement, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their own attorney and business advisor prior to making any investment decision.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds of the Offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

Legal Matters

Any prospective Investor should consult with their own counsel and advisors in evaluating an investment in the Offering.

Additional Information

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other things, the Risk Factors discussed above.

BUSINESS

Description of the Business
Juno takes a problem-solving approach to wellness. Juna provides the highest-grade of effective and organic CBD and cannabis products to improve mind, body, mood, and sleep.

Business Plan
The Company sells its products direct to consumer. The Company also has strategic retail partners for our hemp CBD and California Cannabis Company.

The Company's Products and/or Services

Product / Service	Description	Current Market
Balance	Clam, Clear, Connected Our antioxidant-rich hemp oil retains its full spectrum of Phyto-actives to work with the body and mind to promote balance and a sense of wellbeing.	Balance is sold direct-to-consumer and through strategic retail partners.

Nightcap	Silent, Soft, Serene. Our antioxidant and phyto-cannabinoid rich Nightcap hemp oil relax the mind and body to help ease into your most restorative sleep. Nightcap is naturally high in the terpenes myrcene (known to impart a deep sense of relaxation) and nerolidol (believed to have sedating effects). Essential oils of spearmint and chamomile round out the taste and experience.	Nightcap is sold direct-to-consumer and through strategic retail partners.
EASE	Release, Repair, Renew. Functional Body oil An agent for renewal: a transformative blend of botanicals immediately melts down muscular and mental tension. Work this velvety-rich oil into specific pain points and feel what comes next. On the surface: Notes of bergamot and clary sage clear the mind, turmeric warms the skin, and delicate floral notes from rose and ravintsara lift the spirit. Below the surface: Active botanicals penetrate muscles to release stiffness, soothe soreness, and mend the chronically-stressed body.	Sold direct-to-consumer and through strategic retail partners.
AM/PM GIFT SET	The AM/PM Gift Set includes two 15ml bottles with 15 doses of CBD in each. Juna's signature edible CBD drops, Balance (AM) and Nightcap (PM), are targeted formulas for the mood of the hour.	Sold direct-to-consumer and through strategic retail partners.
NUDE _ CBD (cannabis)	Clear Connected Balanced Experience: activates receptors to create balance in body and mind. Lifts spirits, focusses thoughts and attributes to overall well-being. Taste: herbal, fruity. floral	Sold direct-to-consumer via a licensed third party delivery service and strategic dispensary retail partners.
JADE - THC/CBD (cannabis)	Experience: Cool, calm and collected. Heightens perception and imparts a laid back sensuality. Taste: herbal	Sold direct-to-consumer via a licensed third party delivery service and strategic dispensary retail partners.
GOLD - THC (cannabis)	Experience: Creates and effervescent uplifted mood and sense of social discovery. Taste: citrus, green.	Sold direct-to-consumer via a licensed third party delivery service and strategic dispensary retail partners.

Competition
Some of our competitors include: Artet beverage, Cann, 1906 chocolates, petra mints, defoncer chocolate. Adaptogens: Moon Juice and Sunpotion. We appeal to similar consumers as these competitors, but we believe our tinctures and topicals have an appeal to a slightly different market. We believe our cannabis products are the perfect addition to the ultimate dinner party.

Customer Base
THE EARLY ADOPTER. She's always investigating the next health, beauty, or personal development trend and is eager to self-test. Adventurous and curious, she follows Byrdie, Refinery29, Into The Gloss, and goop.

THE URBAN PARENT. Highly educated and introspective, the urban parent invests in products and experiences that will optimize their life - whether that's boosting creativity and focus in their high-powered job, being more present for their young child, or unwinding in a non-destructive way.

THE FOODIE. Her weekend plans involve farmers markets and reservations at the latest hotspots. She's inspired by and highly engaged with social media, and follows celebrity chefs, food bloggers, and niche publications like Pineapple Collaborative, Food&Wine, and Bon Appetit The Canna Curious!

Intellectual Property
The Company has no intellectual property.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation
The Company is not subject to any litigation.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below. The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% of Target Proceeds Raised	Amount if Target Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fee	6.00%	$1,500	6.00%	$64,200
Marketing (Advertising campaign costs, Public Relations Events (travel and supplies), Merchandise (ingredients for our goods), and Partnerships with retailers)	47.00%	$11,750	40.00%	$428,000

Packing and Samples	8.00%	$2,000	9.00%	$96,300
Talent (Salary for a new Sales Manager, Salary for a Social Media Manager)	36.00%	$9,000	32.00%	$342,400
Shipping and Handling costs	3.00%	$750	3.00%	$32,100
Research and Development into new products and markets	0.00%	$0.00	10.00%	$107,000
Total	**100.00%**	**$25,000**	**100.00%**	**1,070,000**

The Use of Proceeds chart is not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Economic conditions may alter the general marketing or general working capital requirements to adhere to the Company's business plan and liquidity requirements.

DIRECTORS AND OFFICERS

The directors of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Jewel Zimmer	CEO, Director	Juna - Founder. September 2017 - Present Cocoa - Owner 2009 - Present	Le Cordon Bleu Paris

Jewel Zimmer
Maker, Curator, Purist: My work in food is a reflection of being surrounded by unparalleled commitment to source/ingredients, science, environment, creativity, passion and above all perseverance.

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently employs 0 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type/Class of security	Common Stock
Securities (or amount) Authorized	10,000,000
Securities (or amount) Outstanding	8,000,000
Par Value (if applicable)	$0.00001
Voting Rights	Yes
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100% (92.48% if all convertibles and redeemable instruments are converted/called)
Other Rights	Common Stock holders have the same rights as typically associated with California corporations.

The Company has the following reserved/outstanding convertible securities:

Type/Class of security	Convertible Notes
Number of Shares of Common Stock Required for Conversion*	5,000
Cash Value of Notes Outstanding (Including Interest)	$10,000 as of the Offering Date.
Voting Rights	No, but voting rights may be granted upon conversion
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	These securities are likely to convert to stock in the future, which could dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).**	1.46%
Additional Terms	$4,000,000 Valuation Cap, 20% Discount

* The shares required to convert convertible notes are calculated based on their respective valuation caps and using the current number of shares of outstanding Common Stock.
** The percentage assumes conversion and issuance of all convertible securities and options as if the securities were to convert at the same time.

Type/Class of security	SAFEs
Number of Shares of Common Stock Required for Conversion*	117,000
Cash Value of Notes Outstanding (Including Interest)	$234,000 as of the Offering Date.
Voting Rights	No, but voting rights may be granted upon conversion
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	These securities are likely to convert to stock in the future, which could dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).*	0.06%
Additional Terms	10% interest rate, Notes mature 02/20/2020

* The shares required to convert convertible notes are calculated based on their respective valuation caps and using the current number of shares of outstanding Common Stock.
** The percentage assumes conversion and issuance of all convertible securities and options as if the securities were to convert at the same time.

Type/Class of security	Warrants
Number of Shares of Common Stock Required for Conversion*	480,000
Voting Rights	No, but voting rights may be granted upon exercise
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The exercise of these securities will dilute the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).*	6%

Debt
The Company has no debt outstanding.

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Jewel Zimmer	8,000,000/Common Stock	100%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Operations

Kind Collection, Inc. ("the Company") was incorporated on September 7, 2018 under the laws of the State of California, and is headquartered at 363 Monticello Street, San Francisco, CA, US.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

The Company has $55,000 in cash.

The Company has issued convertible notes.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Valuation

The Company has ascribed no pre-offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see Exhibit C for subsequent events and applicable disclosures regarding the Company's financials.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Note*	$5,000	General operations	2/12/2018	Rule 4(a)(2)
SAFE	$54,000	General operations	9/29/2018	Rule 4(a)(2)
SAFE	$25,000	General operations	10/25/2018	Rule 4(a)(2)
SAFE	$50,000	General operations	10/29/2018	Rule 4(a)(2)
SAFE	$25,000	General operations	10/29/2018	Rule 4(a)(2)
SAFE	$50,000	General operations	11/09/2018	Rule 4(a)(2)
SAFE	$15,000	General operations	11/19/2018	Rule 4(a)(2)
Convertible Note*	$5,000	General operations	2/12/2018	Rule 4(a)(2)
SAFE	$15,000	General operations	12/10/2018	Rule 4(a)(2)

*Notes were issued to Predecessor

On April 8, 2020 the Company conducted an intermediate closing of the Offering, locking in $67,027 and can now draw down on half of those proceeds. The Company has reserved but has not issued the Securities due to those Purchasers as i) such Purchasers may contribute additional capital to the Offering and ii) pursuant to the terms of the Offering, if a Form C-W is filed, the Company will not issue the Securities and return all proceeds drawn down. The Company will complete the sale of all Securities as of the Offering Deadline.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 of The Securities for up to $1,070,000. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "**Target Amount**"). The Company must receive commitments from investors in an amount totaling the Target Amount by August 1, 2020 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Target Amount up to $1,070,000.00 (the "**Maximum Amount**") and the additional Securities will be allocated on a At the Company's discretion.

On April 8, 2020 the Company conducted an intermediate closing of the Offering, locking in $67,027 and can now draw down on half of those proceeds. The Company has reserved but has not issued the Securities to preserve the rights of such Purchasers to i) contribute additional capital to the Offering and ii) return all proceeds drawn down in the event that a Form C-W is filed, pursuant to the terms of the Offering. Company will complete the sale of all Securities as of the Offering Deadline.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Investor funds will be held in escrow with Prime Trust, LLC until the Target Amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Amount and providing notice to the Investors. If any material change (other than reaching the Target Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If a Investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Investor does not cancel an investment commitment before the Target Amount is reached, the funds will be released to the Company upon closing of the Offering and the Investor will receive the Securities in exchange for his or her investment. Any Investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Investor will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event two-times the Minimum Amount is reached prior to the Deadline (or such earlier time the Company designates pursuant to Reg. CF Rule 304(b) ("**Offering Deadline**")), the Company may conduct the first of multiple closings of the Offering early, provided all investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

Investors who committed on or before such notice will have until 48 hours before the new offering deadline to cancel their investment commitment. In the event the Company does conduct one of multiple closes, the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct a close if there will be more than twenty-one (21) days remaining before the Offering Deadline.

The Company may only conduct another close before the Offering Deadline if: (i) the amount of investment commitments made exceeds two times the amount committed at the time of the last close and at the time of the next close; and (ii) more than twenty-one (21) days remain before the Offering Deadline.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Investor's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that an Investor may invest in the Offering is $100.00.

The Offering is being made through OpenDeal Portal LLC dba Republic, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Commission/Fees

6.0% of the amount raised

Stock, Warrants and Other Compensation

2.0% of the Securities being issued in this Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle the Investors to any dividends.

Conversion

Upon each future equity financing of greater than $1,000,000.00 (an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $4,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 80%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("**IPO**") or Change of Control (see below) (either of these events, a "**Liquidity Event**") of the Company prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $4,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Investors, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be

anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

The founder, Jewel Zimmer, loaned the Company $14,027. Company has repaid Jewel Zimmer in full.

EXHIBIT B
Disclaimers

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL PURCHASERS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE PURCHASERS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE PURCHASERS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PURCHASERS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION PURCHASERS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST, LLC (THE "*ESCROW AGENT*") SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

EXHIBIT C
Financials

KIND COLLECTION, INC.

Unaudited Consolidated Financial Statements for the Period

September 7, 2018 (Inception) through December 31, 2019



Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Kind Collection Inc. aka Juna World
San Francisco, California

We have reviewed the accompanying consolidated financial statements of Kind Collection Inc. aka Juna World (a corporation), which comprise the consolidated balance sheets as of December 31, 2019 and four months ended 2018, and the related consolidated statements of operations, consolidated statement of members' capital, and consolidated statement of cash flows for the year and four months then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we note there have been restatements of 2018 financial statement balances that have been disclosed in the footnotes. Therefore, we note these modifications made to the accompanying financial statements make them in accordance with accounting principles generally accepted in the United States of America.

As explained in Note 2 to the financial statements, the 2018 financial statements have been restated to correct a misstatement. Our report is not modified with respect to this matter.

Haynie + Company

Haynie & Company
Salt Lake City, Utah
April 8, 2020

PrimeGlobal
An Association of Independent Accounting Firms

An independently owned member
RSM US Alliance
RSM

KIND COLLECTION, INC.
CONSOLIDATED BALANCE SHEET
As of December 31, 2019 and 2018
(Unaudited)

		2019		2018 (Restated)
ASSETS				
Current Assets				
Cash and cash equivalents	$	64,070	$	180,091
Accounts receivable		14,941		115,716
Deposits		3,575		0
Prepaid expenses		35,865		0
Inventory		39,791		0
Total Assets	$	158,242	$	295,807
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Short term loan from founder	$	0	$	14,027
Accrued expenses		363		108
Accrued interest		1,927		927
Income tax payable		0		23,070
Total Current Liabilities		2,290		38,132
Long-Term Liabilities				
Notes payable		10,000		10,000
Total Liabilities		12,290		48,132
STOCKHOLDERS' EQUITY				
Common Stock, $0.00001 par value, authorized 10,000,000 shares issued and outstanding 8,000,000 shares		80		80
Additional paid-in capital - SAFEs		234,000		234,000
Subscription receivable		0		(15,000)
Retained earnings		(88,128)		28,595
Total Stockholders' Equity		145,952		247,675
Total Liabilities and Stockholders' Equity	$	158,242	$	295,807

KIND COLLECTION, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
For Period September 7, 2018 (Inception) through December 31, 2019
(Unaudited)

	2019	2018 (Restated)
Revenues	$ 166,717	$ 282,477
Cost of revenues	144,209	115,409
Gross profit (loss)	22,508	167,068
Operating expenses		
General and administrative	74,067	97,590
Sales and advertising	64,164	16,886
Total operating expenses	138,231	114,476
Net Operating Income (Loss)	(115,723)	52,592
Interest Expense	1,000	927
Net Pre-Tax Income (Loss)	(116,723)	51,665
Tax Expense	0	23,070
Net Income (Loss)	$ (116,723)	$ 28,595

KIND COLLECTION, INC.
CONSOLIDATED STATEMENT OF MEMBERS' CAPITAL
For Years Ending December 31, 2019 and 2018
(Unaudited)

	Common Stock		Additional Paid-In Capital - SAFEs	Subscription Receivable	Retained Earnings	Total Stockholders' Equity
	Shares	Par Value				
Balance as of September 7, 2018 (Inception)	0	$ 0	$ 0	$ 0	$ 0	$ 0
Issuance of common stock	8,000,000	80	0	0	0	80
Issuance of SAFEs	0	0	234,000	(15,000)	0	219,000
Net Income (Loss)	0	0	0	0	28,595	28,595
Balance as of December 31, 2018	8,000,000	80	234,000	(15,000)	28,595	247,675
Payment of SAFE	0	0	0	15,000	0	15,000
Net Income (Loss)	0	0	0	0	(116,723)	(116,723)
Balance as of December 31, 2019	8,000,000	$ 80	$ 234,000	$ 0	$ (88,128)	$ 145,952

KIND COLLECTION, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
For Years Ending December 31, 2019 and 2018
(Unaudited)

	2019		2018 (Restated)
Operating Activities			
Net Income (Loss)	$	(116,723)	$ 28,595
Adjustments to reconcile net income (loss)			
to net cash provided by operations:			
Tax liability		(23,070)	23,070
Interest expense		1,000	927
Changes in asset and liability accounts			
(Increase) Decrease in accounts receivable		100,775	(115,716)
(Increase) Decrease in prepaid expenses		(35,865)	0
(Increase) Decrease in deposits		(3,575)	0
(Increase) Decrease in inventory		(39,791)	0
Increase (Decrease) in accrued expenses		256	108
Net cash used in operating activities		(116,993)	(63,016)
Financing Activities			
Issuance (payment) of short term debt		(14,027)	14,027
Issuance of convertible notes		0	10,000
Issuance of common stock		0	80
Issuance of SAFEs		15,000	219,000
Net change in cash from financing activities		973	243,107
Net change in cash and cash equivalents		(116,020)	180,091
Cash and cash equivalents at beginning of period		180,090	0
Cash and cash equivalents at end of period	$	64,070	$ 180,091

KIND COLLECTION, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019

NOTE 1 – NATURE OF OPERATIONS

KIND COLLECTION, INC. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in California on August 9, 2018. The Company sells oils made from cannabis and hemp. The Company's headquarters are in San Francisco, California. The Company began operations in 2018 and began incurring expenses in 2018.

Since Inception, the Company has relied on the issuance of SAFEs to fund its operations. The Company has a very limited operating history. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 9). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 10) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

The financial statements include the consolidated results of Kind Collection, Inc., Cocoa Collection, Inc., and Nude Collection, Inc. Kind Collection, Inc. owns 100% of the interest in both Cocoa Collection, Inc., and Nude Collection, Inc. All significant inter-company accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019 and 2018, the Company had $64,070, and $180,090 cash on hand, respectively.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years. As of December 31, 2019, the Company did not have any fixed assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no fixed assets and no impairment for December 31, 2019.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2019 and 2018, there are no deferred tax assets or liabilities.

There is income tax liability of $23,070 as of December 31, 2018. The income tax liability is measured based on the actual tax results from the 2018 tax year. There is no income tax liability as of December 31, 2019, as the Company incurred a taxable loss. The Company is taxed as a "C" corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2019, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

The Company generates revenue from product sales and recognizes revenue when all of the following criteria are satisfied: (i) identification of the promised goods; (ii) determination of whether the promised goods are performance obligations; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when, or as the Company satisfies each performance obligation.

The Company constrains revenue by considering factors that could otherwise lead to a probable reversal of revenue. The Company records any payments received from customers prior to the Company fulfilling its performance obligation(s) as deferred revenue. For years ending December 31, 2019 and 2018 the Company recognized $166,717, and $282,477 in revenue, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2019 and 2018 the Company had $14,941, and $115,716 in accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. As of December 31, 2019 and 2018 the Company did not determine a need for an allowance for doubtful accounts.

Advertising

The Company expenses advertising costs as they are incurred.

Correction of Error in Previously Issued Financial Statements

The Company has discovered and retroactively corrected an error in a previously issued financial statement. The error was in the measurement of revenue and expenses. The following table shows the effect of the correction on each line, as well as the cumulative effect of the correction on retained earnings.

Account	Previous Financials	Current Restated Financials	Change
Statement of Operations			
Revenue	$161,134	$ 282,477	$121,343
Cost of revenues	68,260	115,409	47,149
Operating expenses	55,174	114,476	59,302
Income tax expense	10,973	23,070	12,097
Net Income (Loss)	25,800	28,595	2,795
Balance Sheet			
Income tax payable	10,973	23,070	12,097
Subscription receivable	0	(15,000)	(15,000)

| Accrued expenses | 0 | 108 | 108 |

Recent Accounting Pronouncements

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – ADVANCE FROM FOUNDER

The founder advanced the Company a total of $14,027. The Company repaid the advance in 2019.

NOTE 4 – INCOME TAX PROVISION

The Company will file its income tax return for the period ended December 31, 2019 in 2020, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 5 – CONVERTIBLE PROMISSORY NOTES

The Company has issued $10,000 of 10% unsecured convertible promissory notes (the "Notes") due January 10, 2020 ("Maturity Date"). The Notes are unsecured. The Notes are due on the Maturity Date with accrued interest if the Notes do not convert prior to the maturity date.

The Notes are automatically convertible into common stock on the completion of an equity offering of $1,000,000 or more ("Qualified Financing"). The conversion price is the lesser of 80% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $4,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. As the conversion and the resulting effect of the discount on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the discount.

As of December 31, 2019 and 2018, the Notes have not yet converted as a Qualified Financing had not yet occurred. The convertible notes are recorded as a liability until conversion occurs.

NOTE 6 – STOCKHOLDERS' EQUITY

The Company has the following classes of equity outstanding:

Common Stock:

The Company has authorized 10,000,000 shares of common stock, par value $0.00001. The Company issued 8,000,000 shares of common stock for $80 in 2018. The fair value of the stock as of the date of issuance was determined based on the present value of anticipated cash flows, the issuance of convertible debt, the lack of current marketability, the uncertainty of potential business prospects, and the current operating losses and the market value of equity interests in similar companies engaged in similar businesses to the Company.

Additional Paid-In Capital – SAFEs:

In 2018 the Company issued Simple Agreements for Future Equity ("SAFEs") totaling $234,000. The SAFEs are automatically convertible into common stock on the completion of a Qualified Financing. The conversion price is the lesser of 80% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $4,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. As the conversion and the resulting effect of the discount on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the discount.

NOTE 7 – STOCK BASED COMPENSATION

The Company does not currently have a stock-based compensation plan.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and has a limited operating history. The Company's ability to continue is dependent upon management's plan to raise additional funds and maintain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

The Company is offering (the "Crowdfunded Offering") up to $1,070,000in SAFEs. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by July 30, 2020 (the "Offering Deadline") in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC. (the "Intermediary" aka "Republic" or "Republic.co").The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through March, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT D
Offering Page found on Intermediary's Portal.

 **Republic**

Company Name	Juna

Logo	

Headline	Redefining your mind, body and mood through the power of plants

---

Cover photo	

**Hero
Image**



Tags   Female Founders, Lifestyle, B2C, CBD, Cannabis

**Pitch
text**

Summary

- 450,000 doses ingested and over 15K units sold
- Sold in over 30 online/offline locations as well as direct to consumer
- Over 32% repeat customer rate
- Average order value is $121
- Featured in 65+ publications within 8 months of launch
- $4.2T market potential due to three specific consumer bases
- Female founded, female run

Problem

Overwhelm, exhaustion and everyday stressor normal

Unlocking Potential | Changing Perspectives

In an era of sensory and schedule overload, our bodies work in overdrive to maintain biological ha
more information than we can keep up with. The result? Exhausted nervous systems, fatigue, amp
overstimulation.



From tired parents to overworked CEOs, we all aspire to optimize our lives and show up as the be
to turn to pharmaceutical solutions and quick fix supplements, new-age wellness studies are shin
alternatives. Cannabis, hemp and other botanicals are re-setting our body's ecosystem and creati
to everyday challenges.

Juna's plant-powered formulas *naturally* enhance your body's endocannabinoid defense systems,
stressors of modern living.

Solution

Optimize your mind, body, and mood through th plants

Juna's functional and effective formulas are powered by earth's most therapeutic ingredients. At J
chemist and believe our all natural products are offering the solutions that today's society is cravi
daily superfood for mind, body, and mood.



We craft products that release the body, engage the mind, enhance social situations, and tasteful
your day — from your morning coffee to nightly restorative sleep.

Product

Formulated by chef and Sommelier:

Juna Drops are un-paralleled formulas *naturally* enhance your body's endocannabinoid defense s these stressors of modern living. Our finished products have a pleasant herbal taste that can be d to a food or beverage of choice without compromising flavor.

Two distinct Juna collections:

1. HEMP CBD collection: sold nationwide - under 0.03% THC by law and regulated by the FDA

2. CANNABIS THC collection: licensed and regulated for distribution in California **only**


CANNABIS COLLECTION
juna
juna
NUDE
High CBD
Clear, Calm, Connected
Hybrid Sativa
JADE
1:1 THC/CBD
Serene, Leisurely, Cinematic
Hybrid Indica



Quality

We begin by sourcing nutrient rich plants grown under the sun with regenerative farming practice

Our plants are all grown with organic and or biodynamic practices and known to have more than including accessory cannabinoids, terpenes, flavonoids, vitamins, minerals, omega fatty acids, and nutrients.

Potency

We then extract the full spectrum of botanical activities to mirror what is naturally occurring in the compounds are in every drop.

Consciously Formulated and Triple Tested

via 3rd party labs for:

- Potency: cannabinoids and terpenes

- Purity: heavy metals, microbiological and bacterial contaminants, pesticides, volatile organic

- Accuracy: verifying the dose in each bottle


Supplement Facts
CANNABINOID CONTENT
PER 1 SERVING
ACTIVE TERPENES
ORIGIN / VINTAGE
TASTING NOTES
BATCH
TESTED BY
juna
BALANCE
Calm, Clear,
Connected
300mg Hemp
Daily Drops

The Science



ECS - The endocannabinoid system is a network of receptors throughout the body and brain that
such as pain, memory, mood, appetite, stress, sleep, metabolism, immune function, and reproduc
your endocannabinoid system (ECS) by using phyto cannabinoids such as CBD by activating rece
homeostasis-- biological harmony for optimized function.

The Singular Superfood for Body, Mind, & Mood

Unlike conventional blends, Juna retains the full spectrum of cannabinoids and aromatic terpenes
show these compounds work together to enhance the effectiveness of CBD — a phenomenon kr
Research indicates that full spectrum oils are effective at much lower doses and have a wider the
cannabinoids alone which are mass marketed.

Traction

$500K in organic sales in first 15 months

Our products can be bought in retail stores or online. To date, we have earned $500K in revenue v



Taking our collection mainstream

With over a 32% repeat purchase rate, Juna has quickly become a cult favorite that has been featu
addition to our direct-to-consumer channels, we have established partnerships with 30+ wholesa
demographic.

Traction



Retail partners: fleur marche, standard dose, miss grass

Pop ups/Pop-in's: Outdoor voices, Mother magazine, Lululemon and Jennie Kayne

Customers

Uniquely built for our target audience

Consumer personas

Females between 30—45 with disposable incor
Living in NYC, SF, LA, and their suburbs.

  

The Early Adopter	**The Urban Parent**	**Th**
She's always investigating the next health, beauty, or personal development trend and is eager to self-test. Adventurous and curious, she follows Byrdie, Refinery29, Into The Gloss and goop.	Highly educated and introspective, the urban parent invests in products and experiences that will optimize their life—whether that's boosting creativity and focus in their high-powered job, being more present for their young child, or unwinding in a non-destructive way.	Her farm in th inspi with cele nich Colla Bon

"Look to Juna, a new CBD oil brand as an example of a company touting "single-origin" ingredient processes." - Well and Good

BALANCE: "Juna's balance drops have become an essential part of my daily wellness routine to m endometriosis. Not only does it help with the pain, but I feel more connected and calm when I'm t

BALANCE: "This was my first time using cbd, I have been dealing with stress and depression, and have been feeling very stress free and happy!" - Allie S, 21-24yrs

NIGHTCAP: "I was having a hard time getting to sleep and this oil changed everything! It is very g
me crazy dreams like melatonin sometimes does, or leave me waking up groggy. I absolutely reco
M, 35-44yrs

Business Model

Robust Sales and Marketing Strategy



Sales and Marketing

We believe that in order to be a successful brand, Juna must:

1. Be effective and maintain high quality.
2. Fit into our customers' daily routines to promote repeat purchases.
3. Solve problems.

Through our sourcing, perfected formulations, and market demand test
Juna exceeds all of these criterias, but we have a creative marketing st
into the hands of 5K—10,000 customers that match our target demo so
the product and start their monthly subscription.



Awareness

Meeting our customer where she is. Not just mentally and emotionally,
where to find her by where she shops, what she eats and how she think
setting up a series of pop-ins, hosted home parties, and events across t
customers from aligned brand partners such as high-end workout locat
coworking spaces (The Wing), spas, hotels, fashion stores and airlines.



Education

Plant based supplements, especially CBD and cannabinoids need educ
apprehension and confusion about what to feel, how safe these produc
effect is.



Content Marketing

Juna's content-marketing strategy allows us to position ourselves as su
things hemp for women's health, industry/product transparency, and ho
plants and adaptogens into her daily routine. Our content marketing wi

trust of potential customers and help drive organic traffic.



Loyalty

Through direct to consumer interaction via social media, newsletters and able to create confidence in our consistency, expertise and execution. our subscription model for all brand loyalists.



Referrals and reviews

Our strongest form of marketing is peer-to-peer recommendations and creative marketing strategy that will get Juna into the hands of 5K—10 our target demo so they can fall in love with the product and start their



Data

We know there is a bigger impact when we incorporate the collective w into our product, marketing, and partnerships. We regularly host produ strategic surveys and collect the data to stay ahead of the curve.

Market

$4.2T addressable market

Juna users are split into three categories: the medical user, the recreational user, and the wellness a problem solving approach allowing our consumers to build daily rituals on body + brain optimiz Juna stands to address a combined market of $4.2T+ by 2022.


The emerging market
juna
$4.2T
$8.3B
The Medical user
$8.3 billion in the US by 202
— Seriously / chronically ill
— Looking to escape pain
— Pain Relief > Experience
The Recreational user
$19.1 billion in the US by 202
— Experiential Risk Takers
— Inebriation for entertainment



Competition

Organic, clean and functional

CBD and cannabinoid therapy is not a trend, it is helping to solve modern day health issues and th
are facing globally.

Republic — where anyone can invest in startups

Competitive advantage

juna

C



Organic, single-origin

- Juna uses only the highest grade sungrown flowers rich in 80+ phytoactives.

- Juna's hemp and cannabis farmers use organic and biodynamic practices.

- Zero tolerance for any chemicals, pesticides and greenhouse grows, which take a massive environmental toll.

Co

- Con and gree



Clean, full-spectrum

- We dry and cure all flowers to prepare for a flavorful and nutrient rich extraction. Juna's cutting edge extraction preserves a full spectrum of botanical actives including terpenes and cannabinoids with clean and solvent free CO_2 extraction.

- Signature formulations developed by chef/founder, herbalists and chemists.

Cu

- Usi who mus CBD

- Whi mar of th forn



Balanced and functional

- Juna's single strain and full spectrum extract creates experience-specific drops with consistency-optimized therapeutic benefit.
  They have great taste and integrate into food and beverage seamlessly.

- HEMP CBD Premium Mass Markets: Sephora, Equinox,Thrive, Revolve, Blue Mercury.

Bla

- Con only exp for t pro

- Inte that

- HE

https://republic.co/juna/exhibit



Our Planet : Regenerative Farming

We support hemp farms that use regenerative practices to protect biodiversity and the entire eco not only sequester carbon from the atmosphere and help reverse climate change but amplify the Regenerative practices are crucial and intelligent solutions to supporting the collective world.

Vision

To be the #1 trusted, female-focused wellness mass premium marketplace

We plan to form strategic, and aligned brand partnerships through community and experiential ac acquisition, brand awareness and loyalty. In addition, we will utilize investments to broaden our ex customers through targeted omni-channel efforts.

Juna's product pipeline includes multiple ingestible and topical products that will be tested with fo and investors for feedback and effectiveness. Our vision is to expand with only the best tried and category while staying focused on solving problems within mood, body, mind, and sleep.

——

Short term goals (2020-21): 350% YOY Growth

- Test and diversify cost effective acquisition channels outside of paid digital.
- Launch subscription model.
- Cultivate nationwide brand ambassadors.
- Build out affiliate influencer program.
- Diversify sales channels.
- Build out consumer trial campaign.
- Launch 3 new products.
- Giveback charitable component to support growth.

Long term goals (2022-24): 245% YOY Growth

- EU and Asia expansion through potential acquisition or licensing agreement.
- Vertical operations optimizations.
- Decrease customer acquisition costs by 25%.
- Cultivate worldwide ambassadors and brand partners.
- Own the farm to consumer lifecycle.
- Launch Juna World experiential location(s).
- Research human behavior and plants as medicine.

Investors

Raised 250K SAFE note for launch

- BIG ROCK INVESTMENT: Big Rock Partners is a San Francisco based strategic advisory firm Focused on the intersection of cannabis, food and hospitality.
- Independent angels

Founders


founder
Jewel Zimmer's background as a fine-dining pastry chef and certified
ingredient-focused approach to cannabis alchemy. She launched her first
with Barneys New York in 2009, infusing single-origin chocolate with naturally
cannabinoid anandamide and polyphenol antioxidants found in the cacao bean
benefits
of the chocolate.
The line gained an international following, and she was a featured Artisan in
catalogue in 2010. Her chocolates inspired her to experiment with additional
challenge these actives to stay in the purest, palatable state possible. After
building close relationships with farmers, chemists, and medical experts, Jewel
creating the most
effective, consistent, and epicurean edibles in the world.
Deeply inspired by the the science of mental, physical, spiritual, and
featured speaker at Bay Area panels, the Forbes AgTech Future of Food
leader on cannabis, microdosing, and therapeutic wellness.

Jewel Speaking on innovation at Forbes Ag Tech Summit 6.26.19



co-founder / CMO
Taylor is an experienced and passionate growth-oriented digital marketing lead
significantly driving accelerated business growth.
Most recently, Taylor worked for a leading jewelry brand Gorjana, where she led
online media buying, P&L reporting, and customer retention efforts. She succes
online YOY revenue growth from 35% to 245% within 1 year through the plannin
marketing campaigns, optimized customer funnel, launch of new acquisition ch
experience.
Prior to Gorjana, Taylor led growth marketing and e-commerce for the luxury D
she managed over $8M advertising (online/offline) budget and played a key role
infancy to an 8 figure business. She developed and led all paid marketing strate
programmatic display, Google, affiliate, partnerships, and out-of-home (OOH) m
re-marketing print and billboard campaigns.
Co-Founder, Marketing

Team

	Jewel Zimmer	Founder
	Taylor Lamb	Co-founder/CMO

Perks

$150	$100 in Juna credit
$300	$150 in Juna credit
$500	$250 in Juna credit
$1,000	$500 in Juna credit
$2,200	20% off Juna products for 1 year 1 full size bottle of each Balance, Ea
$5,000	20% off Juna products for life 2 full size bottle of each Balance, Ease a (send 1 product of your choice to 5 friends)
$10,000	30% off Juna products for life 2 full size bottle of each Balance, Ease a (send 1 product of your choice to 5 friends)
$20,000	30% off Juna products for life 5 full size bottle of each Balance, Ease a gifts (send 1 product of your choice to 5 friends)
$50,000	30% off Juna products for life 5 full size bottle of each Balance, Ease a gifts (send 1 product of your choice to 5 friends)

FAQ

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this tran
investment here.

Do you have a video transcript?

Welcome to the world of Juna where we are redefining wellness b
formulas that optimize your mind, body, and sleep. Since our launc
proven product market fit with over 450,000 doses ingested, 15,0
dollars in sales, and have been included in over 65 press features.
investors like Big Rock partners in San Francisco and has created
impressive 34% repeat customer rate on our DTC channels. Our p
over 60 online and offline locations nationwide.

According to the Global Wellness Institute, the growing yet unders
represents a $4.2 trillion industry and with new legalizations arou
at the forefront of providing premium products to this growing ma
context, from 2015 to 2017 the wellness economy grew 6.4% annu
global economic growth. Now, cannabis related products are slate
2025. Juna is founded and formulated by San Francisco chef and s
combines decades of culinary science and relationships with som
innovative and sustainable farms to create a truly effective collecti
potential of the cannabis plant.

With the help of your investment, we plan to grow by 350% year o
launch a Juna subscription model, bring three new products to ma
nationwide brand ambassadors and affiliates. Juna represents the
know, when you care for your mind and body, you bring your best
others to do the same. Are you ready to join our world? Invest in J

EXHIBIT E

Form of Security